Exhibit 99.1

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three-month period ended March 31, 2020 and 2019

R.C.S. Luxembourg B 174.140

4, rue de la Grève

L-1643, Luxembourg

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended March 31,
		2020	2019
	Notes	Unaudited	Unaudited

Revenue	4	302,829	360,550
Cost of services	5	(235,978)	(248,744)
Gross profit		66,851	111,806
Selling, general and administrative expenses	6	(34,346)	(38,527)
Impairment loss	10	(4,490)	-
Other operating income	7	3,656	4,340
Other operating expense		(418)	(791)
Operating income		31,253	76,828
Share of loss in associates		(866)	(414)
Income before financial results and income tax		30,387	76,414
Financial income	8	8,575	15,798
Financial loss	8	(53,985)	(65,302)
Inflation adjustment	8	(1,944)	(8,230)
(Loss) / Income before income tax expense		(16,967)	18,680
Income tax	9	(9,194)	5,731
(Loss) / Income for the period		(26,161)	24,411
Attributable to:
Owners of the parent		(15,055)	30,441
Non-controlling interest		(11,106)	(6,030)
		(26,161)	24,411

Earnings per share attributable to the owners of the parent
Weighted average number of ordinary shares (thousands)		160,022	160,022

Basic and diluted earnings per share		(0.09)	0.19

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended March 31,
	2020	2019
	Unaudited	Unaudited
(Loss) / Income for the period	(26,161)	24,411

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	319	(237)

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive (loss) / income from associates	(264)	76
Currency translation adjustment	(29,247)	(26,517)
Other comprehensive loss for the period, net of income tax	(29,192)	(26,678)
Total comprehensive loss for the period	(55,353)	(2,267)
Attributable to:
Owners of the parent	(30,384)	13,560
Non-controlling interest	(24,969)	(15,827)
	(55,353)	(2,267)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At March 31, 2020 Unaudited	At December 31, 2019 Audited
ASSETS
Non-current assets
Intangible assets, net	10	2,721,128	3,002,121
Property, plant and equipment, net		77,536	79,612
Right-of-use asset		7,512	8,380
Investments in associates		9,347	9,929
Other financial assets at fair value through profit or loss		3,227	3,309
Other financial assets at amortized cost		2,532	2,494
Deferred tax assets		116,272	147,475
Other receivables		117,711	119,954
Trade receivables		1,206	1,326
		3,056,471	3,374,600
Current assets
Inventories		10,257	11,302
Other financial assets at fair value through profit or loss		14,772	17,341
Other financial assets at amortized cost		83,728	66,413
Other receivables		100,102	101,676
Current tax assets		2,714	10,311
Derivative financial instruments		1,000	27
Trade receivables		80,322	104,877
Cash and cash equivalents	11	172,495	195,696
		465,390	507,643
Total assets		3,521,861	3,882,243

EQUITY	14
Share capital		160,022	160,022
Share premium		180,486	180,486
Free distributable reserve		385,055	385,055
Non-distributable reserve		1,351,883	1,351,883
Currency translation adjustment		(407,579)	(392,101)
Legal reserves		176	176
Other reserves		(1,324,694)	(1,324,887)
Retained earnings		388,200	403,255
Total attributable to owners of the parent		733,549	763,889
Non-controlling interests		409,771	434,725
Total equity		1,143,320	1,198,614

LIABILITIES
Non-current liabilities
Borrowings	12	942,230	1,033,221
Deferred tax liabilities		218,357	233,115
Other liabilities	13	679,925	848,410
Lease liabilities		5,566	5,783
Trade payables		550	798
		1,846,628	2,121,327
Current liabilities
Borrowings	12	218,883	175,123
Other liabilities	13	181,740	230,122
Lease liabilities		2,360	3,144
Current tax liabilities		3,041	5,156
Trade payables		125,889	148,757
		531,913	562,302
Total liabilities		2,378,541	2,683,629
Total equity and liabilities		3,521,861	3,882,243

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share Capital	Share premium	Free Distributable Reserves	Non- Distributable Reserves	Legal Reserves	Currency Translation Adjustment	Other Reserves	Retained Earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2020	160,022	180,486	385,055	1,351,883	176	(392,101)	(1,324,887)	403,255	763,889	434,725	1,198,614
Loss for the period	-	-	-	-	-	-	-	(15,055)	(15,055)	(11,106)	(26,161)
Other comprehensive loss for the period	-	-	-	-	-	(15,478)	149	-	(15,329)	(13,863)	(29,192)
Changes of non-controlling interests	-	-	-	-	-	-	44	-	44	15	59
Balance at March 31, 2020	160,022	180,486	385,055	1,351,883	176	(407,579)	(1,324,694)	388,200	733,549	409,771	1,143,320

Balance at January 1, 2019	160,022	180,486	385,055	1,351,883	176	(378,803)	(1,324,731)	394,156	768,244	454,453	1,222,697
Income/ (Loss) for the period	-	-	-	-	-	-	-	30,441	30,441	(6,030)	24,411
Other comprehensive loss for the period	-	-	-	-	-	(16,734)	(147)	-	(16,881)	(9,797)	(26,678)
Changes of non-controlling interests (2)	-	-	-	-	-	-	-	-	-	(7,308)	(7,308)
Balance at March 31, 2019	160,022	180,486	385,055	1,351,883	176	(395,537)	(1,324,878)	424,597	781,804	431,318	1,213,122

(1)  Retained Earnings calculated according to Luxembourg Law are disclosed in Note 15.

(2)  Correspond to dividends approved for non-controlling interest.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the three-month period ended March 31,
	Notes	2020 Unaudited	2019 Unaudited
Cash flows from operating activities
(Loss) / Income for the period		(26,161)	24,411
Adjustments for:
Amortization and depreciation		55,499	45,519
Deferred income tax	9	(4,554)	(33,504)
Income tax accrued	9	13,748	27,773
Share of loss in associates		866	414
Impairment loss	10	4,490	-
Loss on disposals of property, plant and equipment		-	17
Unpaid concession fees		24,976	22,817
Low value, short term and variable lease payments		(673)	(591)
Changes in liability for concessions		15,951	26,729
Interest expense		22,897	22,380
Other financial results, net		(2,551)	(9,773)
Net foreign exchange		9,007	10,276
Other accruals		(2,806)	2,561
Inflation adjustment		4,874	11,978
Acquisition of Intangible assets		(48,031)	(60,103)
Income tax paid		(4,803)	(9,361)
Changes in working capital	17	(58,801)	(84,166)
Net cash provided by / (used in) operating activities		3,928	(2,623)

Cash flows from investing activities
Cash contribution in associates		(548)	(398)
Acquisition of other financial assets		(21,309)	(3,586)
Disposals of other financial assets		6,322	30,072
Purchase of Property, plant and equipment		(2,505)	(2,295)
Acquisition of Intangible assets		(81)	(250)
Loans with related parties		-	(961)
Advance payments of Property, plant and equipment		-	(1,033)
Other		(683)	105
Net cash (used in) / provided by investing activities		(18,804)	21,654
Cash flows from financing activities
Proceeds from borrowings	12	36,233	10,315
Guarantee deposits		(1,503)	-
Leases payments		(1,035)	(1,225)
Loans paid	12	(21,284)	(3,231)
Interest paid	12	(14,962)	(10,843)
Net cash used in financing activities		(2,551)	(4,984)

(Decrease) / Increase in cash and cash equivalents		(17,427)	14,047
Movements in cash and cash equivalents
At the beginning of the period		195,696	244,865
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(5,774)	(3,865)
(Decrease) / Increase in cash and cash equivalents		(17,427)	14,047
At the end of the period	11	172,495	255,047

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information and significant event of the period
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating income
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Subsequent events

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1            General information and significant event of the period

General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation, organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Peru.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2019.

These condensed consolidated interim financial statements have been approved for issuance by the Company on May 19, 2020.

Significant event of the period

In March 2020, the World Health Organization classified the outbreak of COVID-19 as a pandemic. The nature of COVID-19 led to worldwide shutdowns and halting of commercial and interpersonal activity and several governments around the world, including Latin American governments, rapidly implemented drastic measures to contain the spread, including but not limited the closing of borders and prohibition of travel to and from certain parts of the world for a time period. Specifically, the governments and transportation authorities in the majority of the CAAP’s countries of operations have issued flight restrictions.

The recent COVID-19 virus outbreak has generated a disruption in the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. The current health crisis is having and will likely continue to have, a negative impact on passenger traffic levels and air traffic operations.

Depending on how the situation evolves, governments may impose tougher measures including the extension of the travel bans for longer periods. In addition, concerns about the Coronavirus are negatively impacting travel demand (and therefore the Company’s business) generally.

In this context, CAAP has formed a crisis committee composed of the Company’s CEO and operating CEOs of each subsidiary to assess its operations, including potential reductions in operating costs while maintaining quality and safety standards. The Company is also in conversations with the relevant regulatory agencies and aviation and transportation authorities in each of its countries of operations to review mitigation measures, as it navigates this unprecedented environment. CAAP has also further enhanced safety and hygiene protocols across its airports to protect the well-being of passengers and personnel.

The Company has developed a four-pronged strategy and implemented a number of actions aiming to mitigate the negative impact of the COVID-19 virus, as follows:

▪	Employees and passengers: The Company has further enhanced safety and hygiene protocols across its airports to protect the well-being of passengers and operating personnel. For essential staff working on premises, health gear was provided and additional sanitizing policies established. The Company has also established remote working when possible.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1            General information and significant event of the period (Cont.)

Significant event of the period (Cont.)

▪	Cost controls and cash preservation measures: CAAP has introduced reductions in operating costs by:

-	Reducing personnel expenses including salary reductions, suspension of salary increases and freezing new hiring, mandatory use of pending vacations and/or advancing vacations to employees when possible, placing operating employees on furlough in certain geographies.

-	Reducing maintenance and other operating expenses while maintaining the quality and safety standards, required to support the minimum level of operations.

As a result of these combined measures, the Company expects a sharp decrease of total cash operating costs and expenses excluding concession fees under this crisis scenario.

The Company is also aggressively managing working capital by negotiating with its suppliers the extension of payment terms and reducing its capex program.

▪	Negotiations with regulatory bodies and government support: The Company has started discussions with regulatory agencies to renegotiate concession fees payments to align to the current environment. The Company has also requested deferral of tax payments in its main markets.

▪	Re-equilibrium of the concession agreements: Under the concession contracts framework, the amounts and mechanisms for compensation will be negotiated with authorities and may include a reduction in the concession fee amount and/or mandatory capex, increasing tariffs, extending the tenor of the concession or a combination thereof. CAAP is in the initial stages of this process, which requires going through administrative regulatory channels.

▪	Financial position and liquidity: As cash preservation is a critical focus, the Company is taking the following measures:

-	Cancelling all non-mandatory capital investments and deferred non-priority projects.

-	Implementing a set of cost control measures to reduce operating expenses and negotiate payment terms with the suppliers to limit additional cash outflows.

-	Obtaining a deferral of principal and interest payments of debt and obtaining additional funding.

Please refer to Note 19 for the implementation of mitigation initiatives focused on preserving financial position.

For the purpose of facing credit risk, the Company has suitably controlled credit risk through its constant monitoring of accounts receivable, anticipating mitigation initiatives to protect said receivables. Provision for bad debts currently deems to be adequate in connection with the amounts of the existing receivables. The Company considers too early to reflect any additional expected credit losses as of March 31, 2020, and will monitor very strictly the situation in the next months.

These condensed consolidated interim financial statements for the three-month period ended March 31, 2020 reflect the impact of these events and current market conditions, depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company may experience further negative results and liquidity restraints.

As a result of the above and considering that the COVID-19 pandemic is complex and rapidly evolving, the full extent to which the Coronavirus will impact the Company’s business, results of operations, financial position and liquidity is unknown. The Company continues to assess the evolution of COVID-19 virus outbreak in order to identify the unforeseen potential effects that could alter its business and performance.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2019. These policies have been consistently applied to all the years presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2019. Nevertheless, judgments, assumptions and estimations in the light of current circumstances as described in Note 1, have been revised.

Assets and liabilities are classified as current if settlement is expected within 12 months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2019, except of changes in liquidity and credit risks regarding COVID-19 outbreak, see Note 1.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering that the inflation in Argentina has exceed the 100% three-year cumulative inflation rate in July 2018, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of March 31, 2020 was 303.35 (283.44 as of December 31, 2019) and the conversion factor derived from the indexes for the period ended March 31, 2020, was 1.07.

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that were translated into the currency of a non- hyperinflationary economy.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates (Cont.)

The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation.

The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive loss for the period line.

This re-translation changes every prior reported quarterly consolidated statement of income in U.S. dollars, as a result, the impact of quarterly inflation adjustments and quarterly translation adjustments vary the results of operation quarter to quarter until year end.

New and amended standards adopted by the group

A number of new or amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the seven countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador, Italy and Peru.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions (“Others”).

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intersegment Adjustments” column.

The information regarding the Company’s reportable operating segments is consistent with the information presented in Notes 2.W and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2019 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airports concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airports concessions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the three-month period ended March 31, 2020 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	177,242	52	23,960	-	29,484	4,241	23,288	24,736	21,493	-	(3,014)	1,347	302,829
Cost of services	(141,707)	(9)	(20,634)	-	(14,575)	(2,982)	(16,067)	(16,521)	(22,536)	-	2,360	(3,307)	(235,978)
Gross profit / (loss)	35,535	43	3,326	-	14,909	1,259	7,221	8,215	(1,043)	-	(654)	(1,960)	66,851
Selling, general and administrative expenses	(14,715)	(65)	(3,998)	(25)	(3,773)	(376)	(2,748)	(3,818)	(2,989)	-	654	(2,493)	(34,346)
Impairment loss	-	-	(4,490)	-	-	-	-	-	-	-	-	-	(4,490)
Other operating income	3,518	-	28	-	56	-	49	5	-	-	-	-	3,656
Other operating expenses	(148)	-	(28)	-	(20)	-	(187)	(6)	(29)	-	-	-	(418)
Operating income / (loss)	24,190	(22)	(5,162)	(25)	11,172	883	4,335	4,396	(4,061)	-	-	(4,453)	31,253
Share of loss in associates	-	-	-	-	-	-	-	-	-	(866)	-	-	(866)
Amortization and depreciation	33,257	-	2,648	-	2,854	272	3,772	1,197	2,968	-	-	3,524	50,492
Adjusted Ebitda	57,447	(22)	(2,514)	(25)	14,026	1,155	8,107	5,593	(1,093)	(866)	-	(929)	80,879
Construction services revenue	(37,486)	-	-	-	(2,368)	-	(1,187)	(2,610)	(2,619)	-	-	-	(46,270)
Construction services cost	37,430	-	-	-	2,368	-	1,152	2,610	2,166	-	-	-	45,726
Adjusted Ebitda excluding Construction Services	57,391	(22)	(2,514)	(25)	14,026	1,155	8,072	5,593	(1,546)	(866)	-	(929)	80,335
Construction services revenue	37,486	-	-	-	2,368	-	1,187	2,610	2,619	-	-	-	46,270
Construction services cost	(37,430)	-	-	-	(2,368)	-	(1,152)	(2,610)	(2,166)	-	-	-	(45,726)
Adjusted Ebitda	57,447	(22)	(2,514)	(25)	14,026	1,155	8,107	5,593	(1,093)	(866)	-	(929)	80,879
Financial income													8,575
Financial loss													(53,985)
Inflation adjustment													(1,944)
Amortization and depreciation													(50,492)
Loss before income tax expense													(16,967)
Income tax													(9,194)
Loss for the period													(26,161)

March 31, 2020 (Unaudited)
Current assets	132,969	112	32,356	60	30,023	4,715	59,125	26,093	57,530	-	(65,563)	187,970	465,390
Non-current assets	1,236,691	23	850,432	106	151,838	6,834	158,580	63,831	240,513	7,494	(768)	340,897	3,056,471
Capital Expenditure	37,485	-	1,903	-	3,490	681	1,459	2,695	2,925	-	-	-	50,638
Current liabilities	235,421	27	102,929	-	23,505	3,338	25,198	21,993	111,956	-	(65,563)	73,109	531,913
Non-current liabilities	487,388	-	846,301	-	51,344	3,362	54,567	17,301	58,107	-	(768)	329,026	1,846,628

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the three-month period ended March 31, 2019 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	220,342	48	29,669	-	32,254	4,088	25,256	23,697	26,816	-	(3,149)	1,529	360,550
Cost of services	(150,632)	(4)	(24,548)	-	(14,614)	(3,152)	(16,441)	(14,054)	(24,204)	-	2,436	(3,531)	(248,744)
Gross profit / (loss)	69,710	44	5,121	-	17,640	936	8,815	9,643	2,612	-	(713)	(2,002)	111,806
Selling, general and administrative expenses	(17,153)	(50)	(4,852)	(19)	(3,459)	(347)	(2,820)	(4,585)	(3,441)	-	713	(2,514)	(38,527)
Other operating income	4,121	-	207	-	23	-	-	6	-	-	(17)	-	4,340
Other operating expenses	(85)	-	(525)	-	(33)	-	(158)	(6)	-	-	16	-	(791)
Operating income / (loss)	56,593	(6)	(49)	(19)	14,171	589	5,837	5,058	(829)	-	(1)	(4,516)	76,828
Share of loss in associates	-	-	-	-	-	-	-	-	-	(414)	-	-	(414)
Amortization and depreciation	21,860	-	3,108	-	3,781	237	3,171	1,127	3,024	-	-	4,204	40,512
Adjusted Ebitda	78,453	(6)	3,059	(19)	17,952	826	9,008	6,185	2,195	(414)	(1)	(312)	116,926
Construction services revenue	(55,889)	-	-	-	(653)	-	(2,389)	-	(1,793)	-		-	(60,724)
Construction services cost	55,849	-	-	-	633	-	2,320	-	1,166	-	-	-	59,968
Adjusted Ebitda excluding Construction Services	78,413	(6)	3,059	(19)	17,932	826	8,939	6,185	1,568	(414)	(1)	(312)	116,170
Construction services revenue	55,889	-	-	-	653	-	2,389	-	1,793	-	-	-	60,724
Construction services cost	(55,849)	-	-	-	(633)	-	(2,320)	-	(1,166)	-	-	-	(59,968)
Adjusted Ebitda	78,453	(6)	3,059	(19)	17,952	826	9,008	6,185	2,195	(414)	(1)	(312)	116,926
Financial income													15,798
Financial loss													(65,302)
Inflation adjustment													(8,230)
Amortization and depreciation													(40,512)
Income before income tax expense													18,680
Income tax													5,731
Income for the period													24,411

December 31, 2019 (Audited)
Current assets	149,064	139	47,726	140	16,691	4,222	57,323	50,629	55,249	-	(59,393)	185,853	507,643
Non-current assets	1,235,497	22	1,106,996	104	151,717	6,425	169,130	63,914	245,541	8,059	(768)	387,963	3,374,600
Capital Expenditure	308,301	-	5,347	-	7,040	2,332	13,270	18,198	17,905	-	(33)	13	372,373
Current liabilities	220,849	29	129,875	2	21,080	2,740	27,853	49,616	105,873	-	(59,393)	63,778	562,302
Non-current liabilities	516,344	-	1,080,283	-	48,018	3,644	54,009	17,839	60,650	-	(768)	341,308	2,121,327

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4            Revenue

	For the three-month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Aeronautical revenue	154,663	184,988
Non-aeronautical revenue
Commercial revenue	101,553	114,341
Construction service revenue	46,270	60,724
Other revenue	343	497
	302,829	360,550
Timing of revenue recognition
Over time	249,361	297,562
At a point in time	8,291	8,426
Revenues outside the scope of IFRS 15	45,177	54,562
Revenue	302,829	360,550

5            Cost of services

	For the three-month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Amortization and depreciation (***)	(48,065)	(37,647)
Construction services cost	(45,726)	(59,968)
Salaries and social security contributions	(45,675)	(45,900)
Concession fees (**)	(37,455)	(42,408)
Maintenance expenses	(28,687)	(28,953)
Services and fees	(14,420)	(15,629)
Cost of fuel	(7,354)	(7,742)
Taxes (*)	(3,811)	(4,408)
Office expenses	(2,559)	(3,042)
Provision for maintenance costs	(322)	(926)
Others	(1,904)	(2,121)
	(235,978)	(248,744)

(*) Mainly includes tax from turnover and municipal taxes.

(**) Includes depreciation for fixed concession assets fee of USD 4,872 as of March 31, 2020 (USD 5,007 as of March 31, 2019).

(***) Includes amortization of leases of USD 655 as of March 31, 2020 (USD 687 as of March 31, 2019).

6            Selling, general and administrative expenses

	For the three-month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Taxes (*)	(9,077)	(9,954)
Services and fees	(8,197)	(9,287)
Salaries and social security contributions	(6,506)	(7,898)
Bad debts	(2,965)	(4,295)
Amortization and depreciation (**)	(2,427)	(2,865)
Maintenance expenses	(1,021)	(352)
Office expenses	(759)	(924)
Insurance	(478)	(386)
Advertising	(239)	(251)
Charter service	(134)	(207)
Bad debts recovery	80	121
Other	(2,623)	(2,229)
	(34,346)	(38,527)

(*) Mainly includes tax from taxes over banks transactions and tax on revenue.

(**) Includes amortization of leases of USD 153 as of March 31, 2020 (USD 164 as of March 31, 2019).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7            Other operating income

	For the three-month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Government grant (*)	3,439	4,049
Other	217	291
	3,656	4,340

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants. The group did not benefit directly from any other forms of government assistance.

8            Financial results, net

	For the three -month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Interest income	3,263	9,031
Foreign exchange income	2,186	4,807
Other financial income	3,126	1,960
Financial income	8,575	15,798

Interest expense	(22,897)	(22,380)
Foreign exchange expenses	(11,193)	(15,083)
Changes in liability for concessions	(15,951)	(26,729)
Other financial loss	(3,944)	(1,110)
Financial loss	(53,985)	(65,302)

Inflation adjustment	(1,944)	(8,230)
Inflation adjustment	(1,944)	(8,230)
Net financial results	(47,354)	(57,734)

9            Income tax

	For the three -month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Current income tax	(13,748)	(27,773)
Deferred income tax	4,554	33,504
	(9,194)	5,731

As of March 29, 2019, AA2000 exercised an option of the asset revaluation for tax purpose included in Law No. 27.430 of Argentina, generating a deferred tax gain of ARS 1,615 million (approximately USD 37,256), as well as a higher current tax of ARS 517 million (approximately USD 11,922).

In order to determine the net taxable income of AA2000 at the end of this period, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results for a total amount of ARS 409 million (approximately USD 6,344), due to the fact that the estimated price index variation for fiscal year 2020 will exceed 15%. Likewise, the income tax law allows the deferral of the charge generated by the tax inflation adjustment in six consecutive years, as a result, ARS 79 million (approximately USD 1,225) was recognized in current tax liabilities and ARS 330 million (approximately USD 5,119) as deferred tax liabilities.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10            Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2020	4,057,431	55,506	21,326	4,134,263
Acquisitions	48,052	-	81	48,133
Impairment loss	(4,490)	-	-	(4,490)
Disposals	(31)	-	-	(31)
Transfer	(220)	-	220	-
Transfer to property, plant and equipment	(4)	-	-	(4)
Translation differences and inflation adjustment	(309,368)	(11,419)	(997)	(321,784)
	3,791,370	44,087	20,630	3,856,087
Depreciation
Accumulated at January 1, 2020	1,114,090	-	18,052	1,132,142
Depreciation of the period	51,849	-	294	52,143
Disposals	(31)	-	-	(31)
Translation differences and inflation adjustment	(48,754)	-	(541)	(49,296)
	1,117,154	-	17,805	1,134,959
At March 31, 2020	2,674,216	44,087	2,825	2,721,128

Cost
Balances at January 1, 2019	3,841,853	56,501	15,170	3,913,524
Acquisitions	60,086	-	250	60,336
Transfer	(334)	-	334	-
Transfer from property plant and equipment	1,705	-	-	1,705
Translation differences and inflation adjustment	(69,140)	(102)	(287)	(69,529)
	3,834,170	56,399	15,467	3,906,036
Depreciation
Accumulated at January 1, 2019	967,909	-	12,073	979,982
Depreciation of the period	41,773	-	347	42,120
Translation differences and inflation adjustment	(20,611)	-	(250)	(20,861)
	989,071	-	12,170	1,001,241
At March 31, 2019	2,845,099	56,399	3,297	2,904,795

During March 2020, the Company identified impairment indicators in its cash generating units across all of its business operational segments due to drastic measures undertaken by governments, as flight restrictions and the closing of borders, to contain COVID-19 spread (see Note 1).

Therefore, the company performed an impairment test based on cash flow projections covering the remaining concession periods (value in use), based on key assumptions estimated with historical information and management judgment. The key assumptions used in determining the recoverable amount are number of passenger, fees, future operating expenses and discount rate.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of March 31, 2020, the recoverable amount of the each defined CGU exceeds its carrying amount, except from Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”).

ICASGA performed an impairment test based on cash flow projections covering the remaining concession period of 21 years (value in use), based on key assumptions estimated with historical information and management judgment. The key assumptions were: number of passengers, fees, future operating expenses and discount rate.

The carrying value of the assets impaired was as follows:

	Net assets before impairment	Impairment	Net assets after impairment
ICASGA	67,905	(4,490)	63,415

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10            Intangible assets, net (Cont.)

The discount rate used was the weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. WACC was determined considering the risk of investing in equity, in airport sector and country.

The nominal discount rate used was 8.76% calculated from a Rolling WACC method considering the effects of debt over the capital and re-leverage of Beta.

As the calculation of the impairment applied to the intangible assets has as one of its main variables the discount rate, ICASGA carried out a sensitivity analysis showing the impact that it would have on the result if different rates were used. The result of this analysis is shown in the table below:

As of March 31, 2020:

	Estimated rate (Minus 1,0%)	Nominal Rate (8.76%)	Estimated rate (Plus 1,0%)
Impairment value	(3,095)	4,490	11,074
Effect	(7,585)		6,584

The number of passengers is the other main assumption for impairment test, for current impairment test. In the current impairment test it was assumed a compound annual growth rate of 4,87% between 2021 and 2039. The result of this sensitivity analysis is shown in the table below:

As of March 31, 2020:

	Estimated rate (Minus 1,0%)	Passenger’s CAGR (4,87%)	Estimated Rate (Plus 1,0%)
Impairment value	14,067	4,490	(5,705)
Effect	9,577		(10,195)

The Company additionally tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11            Cash and cash equivalents

	At March 31, 2020 (Unaudited)	At December 31, 2019 (Audited)
Cash to be deposited	1,893	2,320
Cash at banks	156,650	116,413
Time deposits	3,468	35,502
Other cash equivalents	10,484	41,461
	172,495	195,696

The Group operates with investment grade - financial institutions.

For the purposes of cash flow interim statement, cash and cash equivalents include the following:

	For the three -month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Cash and cash equivalents	172,495	255,047
	172,495	255,047

12            Borrowings

	At March 31, 2020 (Unaudited)	At December 31, 2019 (Audited)
Non-current
Bank and financial borrowings (**)	394,191	472,226
Notes (*)	548,039	560,995
	942,230	1,033,221
Current
Bank and financial borrowings (**)	143,552	103,056
Notes (*)	75,331	72,067
	218,883	175,123
Total Borrowings	1,161,113	1,208,344

Changes in borrowings during the period is as follows:

	For the three -month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	1,208,344	1,126,658
Adjustment on adoption of IFRS 16	-	(1,715)
Adjusted balances at the beginning of the period	1,208,344	1,124,943
Loans obtained	36,233	10,315
Loans paid	(21,284)	(3,231)
Interest paid	(14,962)	(10,843)
Accrued interest for the period	21,738	21,346
Translation differences and inflation adjustment	(68,956)	(5,205)
Balances at the end of the period	1,161,113	1,137,325

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At March 31, 2020 (1)	278,085	228,427	504,192	527,408	1,538,112
At December 31, 2019 (1)	247,209	237,298	547,257	617,208	1,648,972

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(*) Notes include the following:

-	In 2007 Puerta del Sur S.A. issued 7.75% secured guaranteed notes for USD 87 million, due 2021. The principal balance of the Puerta del Sur Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021. The main covenants on these bonds are limitations on liens and encumbrances and compliance with certain financial ratios. Puerta del Sur may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. Puerta del Sur Notes are secured by a trust to which Puerta del Sur has transferred the following sums: (a) the sum of funds which Puerta del Sur has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds Puerta del Sur has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is only use in case of non-compliance with the Notes obligations. See notes update in Note 19.

-	In 2015, ACI Airport Sudamérica S.A.U. issued 6.875% senior secured guaranteed notes, for USD 200 million due in 2032. The principal balance will be repaid in 34 installments, May 29 and November 29 of each year, commencing on May 29, 2016 while accrued interest will be repaid commencing on November 29, 2015. The main covenants on these bonds are limitations on take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in Puerta del Sur S.A. and Cerealsur S.A., and certain accounts of Cerealsur and ACI Airport Sudamérica. As of March 31, 2020 and December 31, 2019 they were guaranteed with a stand by letter of credit of Corporación América S.A. with Bank of América. These notes are fully and unconditionally guaranteed by Cerealsur S.A. See notes update in Note 19.

-	On January 8, 2018, Corporación América Italia S.p.A. (“CAI”) issued € 60.0 million (USD 71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CAI in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024. The main covenants on these bonds are limitations to take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios.

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

-	On February 6, 2017, AA2000 issued 6.875% senior secured notes for a nominal amount of USD 400 million due 2027. The principal will be amortized in 32 equal quarterly installments as from May 1, 2019. The main covenants of these bonds require compliance with certain financial ratios as well as restriction to incur in additional debt and limitations on the payments of dividends if any default or unmatured default has occurred. See notes update in Note 19.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of March 31, 2020 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
Inframerica	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	6.7	A
Concessionaria do	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.7
Aeroporto Sao Goncalo	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.5
do Amarante S.A.	BNDES	R$	September 2022	Fixed	2.50%	1.1
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.1
Inframerica	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	209.0	A
Concessionaria do	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
Aeroporto de Brasilia S.A.	Votorantim	USD	June 2020	Variable	CDI plus spread	4.5	C
Terminal Aeroportuaria de	Banco Guayaquil SA	USD	December 2024	Variable	T.R.E.(3) plus spread	9.5	D
Guayaquil S.A	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	8.6	D
Terminal de Cargas de	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.1	D
Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4.40%	1.6	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	2.0	D
	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	5.1	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	23.6	D
	BPM	Euro	October 2020	Fixed	0.13%	1.6	D
	Unicredit	Euro	September 2020	Fixed	0.15%	6.6	D
	Unicredit	Euro	October 2020	Fixed	0.15%	2.7	D
	BNL	Euro	November 2020	Fixed	0.15%	2.7	D
Toscana Aeroporti S.p.a.	BNL	Euro	December 2020	Fixed	0.15%	2.7	D
	CREDEM	Euro	October 2020	Fixed	0.60%	5.5	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.4	D
	MPS Servicio capital	Euro	September 2020	Fixed	0.15%	11.0	D
	Banca Intesa San Paolo	Euro	February 2021	Fixed	0.15%	6.6	D
	Banca Intesa San Paolo	Euro	March 2021	Fixed	0.20%	5.5	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD	December 2022	Variable	Libor 6 month plus spread	37.0	B
		Euro	December 2022	Variable	Euribor 6 month plus spread	37.5
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.5	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	June 2023	Fixed	7%	2.5	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.	USD	August 2023	Fixed	9.75%	84.3	A
	Citibank N.A.	USD	August 2023	Variable	Libor plus spread	34.6	A
	Banco Macro	USD	July 2020	Fixed	6%	10.1	D
Consorcio Aeropuertos Internacionales S.A.	Santander Uruguay	USD	April 2022	Fixed	5.1%	1.7	B
	Banco Itaú	USD	April 2025	Variable	Libor plus spread	1.7
Total						537.7

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of December 31, 2019 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
Inframerica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	8.6	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	2.1
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.6
	BNDES	R$	September 2022	Fixed	2.50%	1.5
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.6
Inframerica	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	270.5	A
Concessionaria do	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
Aeroporto de Brasilia S.A.	Votorantim	USD	June 2020	Variable	CDI plus spread	9.0	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	December 2024	Variable	T.R.E.(3) plus spread	10.1	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	9.1	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.2	D
	Santander Uruguay	USD	April 2023	Fixed	4.40%	1.7	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	2.0	D
Toscana Aeroporti S.p.a.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	5.2	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	26.0	D
	BPM	Euro	October 2020	Fixed	0.13%	1.7	D
	Unicredit	Euro	September 2020	Fixed	0.15%	8.4	D
	Unicredit	Euro	October 2020	Fixed	0.15%	1.1	D
	BNL	Euro	November 2020	Fixed	0.15%	2.8	D
	BNL	Euro	December 2020	Fixed	0.15%	2.8	D
	CREDEM	Euro	October 2020	Fixed	0.60%	5.8	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.4	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD	December 2022	Variable	Libor 6 month plus spread	36.1	B
		Euro	December 2022	Variable	Euribor 6 month plus spread	37.6
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.8	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	June 2023	Fixed	7%	2.6	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.	USD	August 2023	Fixed	9.75%	84.1	A
	Citibank N.A.	USD	August 2023	Variable	Libor plus spread	34.5	A
Total						575.3

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price index)

(2) A - Secured/guaranteed

B – Secured/unguaranteed

C – Unsecured/guaranteed

D - Unsecured/unguaranteed

R$ - Brazilian Reales

(3) T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) pursuant to which BNDES provided a loan to Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A in November 2012, in an aggregate principal amount of R$ 329.3 million (USD 139.5 million) to finance the construction of the Natal Airport (issued in nine tranches with varying interest rates and maturity dates), is secured by the pledge of the shares of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising from the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million which was released during 2018. It also establishes a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. dividends if exceeding 25% of net profits.

Further, Inframérica Concessionária do Aeroporto de Brasilia (“ICAB”) also entered into credit facility arrangements with BNDES and Caixa Economica Federal (“Caixa”) for an aggregate principal amount of R$ 841 million (USD 356.4 million) in February 2014, which are secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising from the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES and Caixa on payments of Inframérica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

In December 2017, ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to their loans.

In March 2018, ICASGA concluded its renegotiation with BNDES. The terms of the renegotiation include the early repayment of a large part of the debt and rescheduling of current maturities.

On March 14, 2018 BNDES has approved an amendment and extension of the loan agreements with ICAB that involves extending the final maturity and the interest-only payment terms of such loans for two years, and providing an interest capitalization period for 50% of the interest due for two years. In addition, such agreements increased the size of the credit facility commitments by R$ 300 million (USD 92.9 million).

In connection with such amendments and extension agreements, ACI Airports S.à.r.l. and CAAP have agreed not to create any encumbrances on their shares of Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à.r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à.r.l. has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period.

In March, 2018, ICAB repaid the outstanding amount of R$ 274.4 million (USD 83 million) with CAIXA.

On June 5, 2019, ICAB entered into a loan with Banco Votorantim S.A. - Bahamas Branch for an amount of USD 8.9 million due in June 2020. This loan is secured with a guarantee signed by Banco Votorantim S.A. Brazil with ICAB (“Contrato de Prestação de Garantia”). This guarantee agreement, dated June 14, 2019, is secured by a guarantee letter issued by CAAP for a total amount of USD 8.9 million or its equivalent in Brazilian Real which shall not be lower than R$ 36 million plus interest. Future payments of the loan are protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. from Brazil that denominates future payments in Brazilian Real for a total amount of R$ 36 million.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

On December 15, 2015 Armenia International Airports C.J.S.C. entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by: (a) the collateral assignment of all present and future rights arising from the Armenian Concession Agreement and other related agreement, a pledge over all present and future cash collateral bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement Armenia International Airports C.J.S.C. has restrictions to distribution of dividends, has to maintain the following ratios at a certain level: debt to EBITDA, Debt service coverage and adjusted debt service coverage ratio. According to this agreement, the analysis of the accomplished of these ratios must be made as of June 30 and December 31.

As of March 31, 2020 Armenia International Airports C.J.S.C. pledged cash held in bank accounts for USD 45.3 million (USD 40.3 million at December 31, 2019) and all intangible assets and property and equipment for a total of USD 157.1 million (USD 167.6 million at December 31, 2019).

Toscana Aeroporti S.p.A, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/MPS Servicio capital is required to comply with certain financial ratios. Cash and cash equivalents of the Consolidated Statement of Financial Position includes € 1 million, to secure the abovementioned loan.

Aeropuerto de Neuquén S.A. (“ANSA”) loan with Banco Macro is secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favour of Banco Macro.

On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the “onshore” credit facility agreement for a principal amount of USD 85 million and (b) the “offshore” credit facility agreement for a principal amount of USD 35 million. The creditors were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (jointly, the “Lenders”).

The term for the credit facility agreements shall be of thirty-six months as from the borrowing date. The principal amount under the credit facility agreements shall be repaid in nine quarterly equal and regular installments, the first one being payed as from 12 months of the borrowing date, and it shall bear interests: (i) regarding the onshore credit facility agreement, at a fixed annual nominal rate of 9.75%; (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable interest rate of an annual nominal 5,500% plus (c) the applicable withholding tax.

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 has transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

During March 2020, CAISA received the first disbursements of the planned financing with Banco Santander S.A. and Banco Itaú Uruguay S.A. for construction works at Punta del Este airport for a total amount of USD 3.3 million divided equally among both financial institutions. Disbursements up to USD 16 million will be made according to the level of progress of works up to 80%. The principal amounts under these credit facilities shall be repaid in five annually, equal and regular installments, the first one being payed as of 30 April, 2021, and are secured by the assignment of certain revenues. The main covenants require compliance with certain financial ratios as well as certain restrictions.

As of March 31, 2020 and December 31, 2019, the Group was in compliance with all of its borrowing covenants.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities

	At March 31, 2020 (Unaudited)	At December 31, 2019 (Audited)
Non-current
Concession fee payable (*)	614,200	777,093
Advances from customers	16,415	21,437
Provisions for legal claims (****)	4,718	5,319
Provision for maintenance costs (**)	21,097	20,034
Other taxes payable	1,887	2,548
Employee benefit obligation (***)	7,473	8,079
Salary payable	448	488
Other liabilities with related parties (Note 16)	1,398	1,726
Other payables	12,289	11,686
	679,925	848,410

Current
Concession fee payable (*)	84,876	120,578
Other taxes payable	21,048	22,956
Salary payable	35,521	37,976
Other liabilities with related parties (Note 16)	5,631	5,812
Advances from customers	3,672	4,848
Provision for maintenance costs (**)	5,339	8,887
Expenses provisions	1,258	1,934
Provision for legal claims (****)	1,002	1,159
Other payables	23,393	25,972
	181,740	230,122

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At March 31, 2020	189,152	72,164	216,413	1,472,178	1,949,907
At December 31, 2019	230,181	90,917	275,982	1,867,441	2,464,521

(*) The most significant amounts included in the concession fee payable are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroportode São Gonçalo do Amarante S.A.

Changes in the period of the concession fee payable is as follows:

	For the three -month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	897,671	907,954
Financial result	15,951	26,729
Concession fees	32,583	37,401
Payments	(54,206)	(58,468)
Translation differences and inflation adjustment	(192,923)	(6,963)
Balances at the end of the period	699,076	906,653

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities (Cont.)

(**) Changes in the period of the provision for maintenance costs is as follows:

	For the three -month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	28,921	29,097
Accrual of the period	526	1,126
Use of the provision	(2,308)	(443)
Translation differences and inflation adjustment	(703)	(554)
Balances at the end of the period	26,436	29,226

(***) Changes in the period of the provision for employee benefits is as follows:

	For the three -month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	8,079	8,038
Actuarial gain/loss (in other comprehensive income)	(421)	313
Interest for services	25	35
Service cost	78	73
Amounts paid in the period	(131)	(119)
Translation differences and inflation adjustment	(157)	(127)
Balances at the end of the period	7,473	8,213

(****) Changes in the period of the provision for legal claims is as follows:

	For the three -month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Balances at the beginning of the period	6,478	9,682
Accrual of the period	629	145
Use of the provision	(585)	(167)
Translation differences and inflation adjustment	(802)	(336)
Balances at the end of the period	5,720	9,324

14            Equity

a) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income Tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2020	(414,777)	198	(40,726)	(63)	63,402	(391,966)
Other comprehensive income / (loss) for the period	(15,214)	196	(264)	(47)	-	(15,329)
For the period ended March 31, 2020	(429,991)	394	(40,990)	(110)	63,402	(407,295)

Balances at January 1, 2019	(401,444)	330	(40,761)	(99)	63,402	(378,572)
Other comprehensive (loss) / income for the period	(16,810)	(193)	76	46	-	(16,881)
For the period ended March 31, 2019	(418,254)	137	(40,685)	(53)	63,402	(395,453)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Company believes that the aggregate provisions recorded for losses in these financial statements, are adequate based upon currently available information.

Brazil legal proceedings - Tax Proceedings

On September, 2014, ICAB started a lawsuit that discusses the collection of Property and Urban Territorial Tax (“IPTU”) by the Federal District. On October, 2014, the Judge granted a provisional decision, suspending the tax collection. On April, 2015, a favorable sentence was handed down to the ICAB, dismissing the collection as unfounded. On March, 2017, the State Court confirmed that sentence, based on previous decisions from the Supreme Court. After that, the Supreme Court had a new trial on a different case, where the taxpayers lost. That led the State Court to hold a new trial. On April, 2018, the decision was slightly changed. The court still said ICAB did not have to pay IPTU, but it was stated that stores that had contracts with ICAB that were not connected with the airport or airline services did have to pay IPTU. Both parts appealed again from that decision, so it was sent to the Supreme Court. The decision in regards to these appeals is now pending.

Based on a different interpretation of this latest decision, the Federal District started a new lawsuit, demanding the payment of R$ 5 million of IPTU. On March of 2020, ICAB presented a defense stating that this tax could not be imposed by Local Government over an airport that belongs to the Federal Government, what is endorsed by decision still valid on the lawsuit previously mentioned. Up to now, the judge has not decided the case. Many airports in Brazil are facing the same discussion.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2019.

b. Commitments

Re-bidding of Natal Airport Concession

On March 5, 2020, CAAP announced that its subsidiary Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) filed a request to the Agência Nacional de Aviação Civil (“ANAC”) to commence the re-bidding process of the International Airport of São Gonçalo do Amarante (“Natal Airport”), pursuant to Law No. 13,448 of July 5, 2017, and ANAC Resolution No. 533 of November 7, 2019. This process will have several stages, at the present time, ANAC is processing its preliminary analysis and should take a position on the matter in the coming months.

If the request is approved, the operation of Natal Airport will be transferred to a different operator after a new bidding process, and an indemnification payment will be made to ICASGA, to be determined by authorities, which will be primarily based on non-amortized capital expenditure investments. In the interim, ICASGA will maintain all airport operations, with the same safety and service quality, as well as commercial and employment contracts. The re-bidding request is limited to the Natal Airport concession.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Re-bidding of Natal Airport Concession (Cont.)

Several factors drove the Company’s decision to seek return of this concession. Passenger traffic has been negatively impacted by the adverse economic conditions in Brazil over the past years, particularly affecting tourism activity in the country, which resulted in lower than expected passenger traffic. At Natal Airport in particular, total passenger traffic reached 2.3 million in 2019, compared to the 4.3 million expected as per the feasibility study. In addition, as the Natal Airport concession occurred in 2011 and was the first airport concession in Brazil, passenger tariffs lag those of all other privatized airports in the country under the same tariff scheme, which as of December 2019 are in average 35% higher than Natal Airport tariffs and air navigation tariffs charged in other airports are 301% higher than in Natal Airport. This situation has required CAAP to make capital contributions to sustain this concession and thus allow ICASGA to remain in compliance with all of its financial obligations to the Brazilian Government and financial institutions.

As it is still only a request with the intention of re-bidding, which will go through several stages as previously mentioned, at this moment there is no accounting impact of this operation in ICASGA nor CAAP financial figures, the measurement and the accounting will be carried out according to the terms of the addendum or contract, if signed.

Council of State judgement – Toscana Aeroporti S.p.A. (“TA”) expansion plan

On February 13, 2020, the Council of State issued a judgement rejecting the appeal lodged by, inter alia, Italy's Ministry of the Environment and Protection of the Land and Sea, Italy's Ministry of Cultural Heritage and Activities, Italian Civil Aviation Authority (“ENAC”), Municipality of Florence, Region of Tuscany, Metropolitan City of Florence and TA on the decision of the Regional Administrative Court of Tuscany No. 723 of 2019.

TA, in full compliance with the judgement, has already taken steps to satisfy the conditions and to coordinate the actions to be taken, together with the competent entities — and first and foremost the ENAC — to move ahead with the project, noting that the work done was carried out according to the opinions and instructions provided by the competent ministries and the competent Environmental Compatibility Assessment (“VIA”) Commission, by virtue of the positive opinions obtained from the Italian VIA Commission, Italy's Ministry of the Environment and Protection of the Land and Sea, Italy's Ministry of Cultural Heritage and Activities and Italy's Ministry for Infrastructure and Transport.

In this context, on February 20, 2020, the Board of Director of TA acknowledged and examined the content of the judgement of the Council of State and resolve to approve the renewal of the VIA procedure and the implementation of further procedures that prove necessary in relation to the development of Florence airport’s Master Plan according to the terms emerged in the Council of State judgement and also taking into account the letter received on that date from the ENAC where it requires that the analysis, study and design activities be launched, thereby confirming its interest in the construction of the new runway.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

The AAP Concession Agreement

On February 6, 2020, Banco de Crédito del Perú (“BCP”) issued guarantees in favor of AAP for equipment acquisitions for the concession for a total amount of USD 220 thousands.

Brazilian airports concession fee

On March 18, 2020, the Brazilian Government has issued an interim order (Medida Provisória nº 925) to help companies and has postponed concession fees payments, that should be executed in May and June 2020, to December 2020.

There are no new commitments or significant changes related to the concession agreements in the current period from the ones included in the Consolidated Financial Statements for the year ended December 31, 2019, except for the abovementioned.

c. Restrictions to the distribution of profits and payment of dividends

As of March 31, 2020 and December 31, 2019, equity as defined under Luxembourg laws and regulations consisted of:

	At March 31, 2020 (Unaudited)	At December 31, 2019 (Audited)
Share capital	160,022	160,022
Share premium	180,486	180,486
Legal reserve	176	176
Free distributable reserves	385,055	385,055
Non-distributable reserves	1,351,883	1,351,883
Retained earnings	(77,019)	(78,497)
Total equity in accordance with Luxembourg law	2,000,603	1,999,125

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16            Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by ACI Holding S.à r.l., which is controlled by Corporación America International S.à r.l., Luxembourg’s companies.

Corporación América International S.à r.l. is controlled by Liska Investments Corporation, a company incorporated under the laws of the British Virgin Islands.

Liska Investments Corporation is controlled by Southern Cone Foundation (CAAP`s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation's purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Summary of balances with related parties are:

	At March 31, 2020 (Unaudited)	At December 31, 2019 (Audited)
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,490	1,555
Trade receivables with other related parties	652	687
Other receivables with associates	658	658
Other receivables with other related parties	8,633	8,611
Other financial assets with associates	2,532	2,494
Other financial assets with other related parties	14,664	14,573
Trade payables to other related parties	(2,867)	(3,017)
	25,762	25,561
(b) Other liabilities
Other liabilities to other related parties	(7,029)	(7,538)
	(7,029)	(7,538)
(c) Other balances
Cash and cash equivalents in other related parties	14,460	15,312
	14,460	15,312

	For the three-month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Transactions
Aeronautical/Commercial revenue	1,353	1,439
Fees	(1,673)	(1,760)
Interest accruals	179	348
Acquisition of goods and services	(3,906)	(5,082)
Others	(1,178)	565

The group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 1,557 as of March 31,2020. Additionally, the group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leasing’s are included in Acquisition of goods and services line for an amount of USD 1,522 (USD 1,589 as of March 31,2019).

Remunerations received by the Group’s key staff amounted to approximately 1.53% of total remunerations accrued at March 31, 2020 (1.73% as of March 31, 2019).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

17            Cash flow disclosures

	For the three -month period ended March 31,
Changes in working capital	2020 (Unaudited)	2020 (Unaudited)
Other receivables and credits	487	(26,358)
Inventories	586	545
Other liabilities	(59,874)	(58,353)
	(58,801)	(84,166)

The most significant non-cash transactions are detailed below:

	For the three -month period ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(21)	(17)
Right-of-use asset initial recognition with an increase in Lease liabilities	-	(11,904)
Dividends not paid	-	(7,308)
Borrowings cost capitalization	-	-
Dividends on preferred shares	-	(74)

18            Fair value measurement of financial instruments

According to the classification included in Note 3 B of the Consolidated Financial Statements as of December 31, 2019, the Company categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments at amortized cost, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at March 31, 2020:

	Fair value	Carrying amount
Trust funds	109,599	93,562
Long-term borrowings	926,574	942,230

19            Subsequent events

Implementation of mitigation initiatives focused on preserving financial position due to COVID-19

Brazil indebtedness

ICASGA and ICAB standstill with BNDES

In March 2020, BNDES made available a program for joining a Standstill, which is the suspension of payments of principal and interest for 6 months of the contracts signed with BNDES. The amount relative of standstill must be capitalized and will be paid in the remaining period of the financing contracts. BSB and ASGA applied for this program and obtained the approval on April 14, 2020.

Loan with Banco Votorantim S.A.

In April 2020, ICAB succeed in the negotiation with Banco Votorantim S.A. to extend financing having due dates in April, May and June to September 2020. However, as the financial market situation presents more risk, interest rate of CDI+ 2,0% per year has changed to CDI + 4,3% per year. This loan is secured by a guarantee letter issued by CAAP.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19            Subsequent events (Cont.)

Aeropuertos Argentina 2000 S.A. (“AA2000”) indebtedness

On April 21, 2020, AA2000 announced the commencement of an offer (the “Exchange Offer”) to exchange any and all of its outstanding 6.875% Senior Secured Notes due 2027 in the original aggregate principal amount of USD 400 million (the “Existing Notes”) for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) and solicitation of consents to certain proposed amendments to the indenture governing the Existing Notes.

On May 4, 2020, AA2000 announced the results of its previously announced Exchange Offer. On May 1, 2020 (the “Early Participation Deadline”), USD 341 million aggregate original principal amount of Existing Notes, representing approximately 85.23% of the total original principal amount of the Existing Notes, had been validly tendered for exchange and not validly withdrawn, as confirmed by the Information Agent for the Exchange Offer.

The Exchange Offer and Consent Solicitation has expired on May 18, 2020 (the “Expiration Deadline”). AA2000 currently expects the settlement date to be May 20, 2020.

The Exchange Offer and Consent Solicitation are conditioned on: (a) the non-occurrence of an event or events or the likely non-occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Exchange Offer or materially impair the contemplated benefits to AA2000 of the Exchange Offer, (b) the lenders to the 2019 Credit Facilities (as defined below) executing and delivering amendments to the 2019 Credit Facilities to provide for the effective deferral of payments of principal due thereunder on August 19, 2020 and November 19, 2020 (the “2019 Credit Facilities Amendment Condition”), (c) obtaining the approval of the ORSNA with respect to the collateral assignment of revenue under the Existing Notes to extend to the Series 2020 Additional Notes in equal terms (the “ORSNA Approval Condition”) and (d) the tender by, and the receipt of the Consents from, Eligible Holders representing at least 80% of the aggregate principal amount of the Existing Notes outstanding. Subject to applicable law, AA2000 reserves the right to waive any and all conditions to the Exchange Offer, except for the 2019 Credit Facilities Amendment Condition. The (d) condition was satisfied on May 1, 2020.

The ORSNA Approval Condition was satisfied on April 24, 2020. On such date, ORSNA issued Resolution No. 21/2020 pursuant to which the collateral assignment of revenue under the Existing Notes was extended to the Series 2020 Additional Notes in equal terms.

The 2019 Credit Facilities Amendment Condition was satisfied on April 29, 2020. On such date, AA2000 entered into a framework agreement (“Framework Agreement”) with the branch of Citibank established in the Republic of Argentina (“Citibank Argentina”), Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”), Banco Galicia, Buenos Aires S.A.U. (“Banco Galicia”) and Banco Santander Río S.A. (“Banco Santander”), in order to, among other things, effectively defer principal payments due under: (a) the onshore credit facility agreement, dated August 9, 2019, by and among AA2000, as borrower, Banco Galicia, ICBC and Banco Santander, as lenders, Citibank N.A. (“Citibank”), as administrative agent and Citibank Argentina, as local collateral agent, local disbursement agent and local paying agent, for an aggregate principal amount of USD 85 million and (b) the offshore credit facility agreement, dated August 9, 2019, by and among AA2000, as borrower, Citibank acting through its international banking facility, as lender, Citibank, as administrative agent and Citibank Argentina as local collateral agent and local custodian agent for an aggregate principal amount of USD 35 million (collectively, the “2019 Credit Facilities”). The Framework Agreement effectively defers payments of principal due by AA2000 under the 2019 Credit Facilities on August 19, 2020 and November 19, 2020, each of which amounts to USD 13.3 million. Such deferred amounts will be effectively payable by AA2000 in quarterly installments beginning in September 2021 and ending in June 2022.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2020 and 2019 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19            Subsequent events (Cont.)

ACI Airport Sudamérica, S.A. announces exchange offer and consent solicitation for its 6.875% Senior Secured Guaranteed Notes due 2032

On April 24, 2020, ACI Airport Sudamérica S.A. announced the commencement of an offer (the “Exchange Offer”) to repurchase and exchange any and all of its outstanding 6.875% Senior Secured Guaranteed Notes due 2032 in the original aggregate principal amount of USD 200 million (the “Existing Notes”) for newly issued 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the “New Notes”) and solicitation of consents to certain proposed amendments to the indenture governing the Existing Notes and certain waivers.

On May 14, 2020, ACI Airport Sudamérica S.A. announced the results of its previously announced Exchange Offer. On May 14, 2020 (the “Early Participation Deadline”), USD 184 million aggregate original principal amount of Existing Notes, representing approximately 92.15% of the total original principal amount of the Existing Notes, had been validly tendered for exchange and not validly withdrawn, as confirmed by the Information Agent for the Exchange Offer.

The Exchange Offer and Consent Solicitation will expire on May 21, 2020 (the “Expiration Deadline”), unless extended. ACI Airport Sudamérica S.A. currently expects the settlement date to be May 26, 2020.

Puerta del Sur S.A. (“PDS”) Notes

On April 24, 2020, Puerta del Sur S.A. signed a modification with more than 75% of the total principal amount of its 2007 notes to postpone April and October 2020 installments to year 2022. Interests continue to be paid semi-annually, including in 2020, at the same rate. The payment of a compensation of 1% on the amount of the extended installments was agreed and will be paid in May 2020. The agreement is conditioned on the acceptance of at least 75% of the exchange offer of ACI Airport Sudamérica. In the case this does not materialize, PDS will pay the June 2020 installment plus the interest due at that time, and must comply with the conditions of the original agreement ending in October 2021. It was also agreed that if the condition for the modification of the agreement occurs, some covenants will be modified.

Flight restrictions

Governments and transportation authorities in many of CAAP’s countries of operations have issued flight restrictions and continue to implement measures to contain Covid-19 spread.

On April 25, 2020, the Argentine National Administration of Civil Aviation (“ANAC”), issued Resolution N°144/2020, where it establishes that the airlines that operate passenger air transport services from, to or within the Argentine territory, may reschedule their regular operations, request authorizations to non-regular operations and commercialize air tickets with a start date of operations from September 1, 2020.

Italian airports concession fee

On April 23, 2020, the Ente Nazionale per l'Aviazione Civile (“ENAC”), to encourage the recovery of air transport and in agreement with the Ministry of Infrastructure and Transport, ordered the suspension of the payment of airports concession fees, due in July. For 2020, the payment will be commensurate with the traffic actually recorded during the year and must be made payed in January 31, 2021.

There are no other subsequent events that could significantly affect the Company´s financial position as of March 31, 2020.